Request for Qualification

Requested Date:	April 18, 2016
Requested Time:	10:00 AM Eastern Time

Re: Sprinter Football Club,Inc., CIK 0001649728

Ladies and Gentlemen:

Sprinter Football Club, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to qualify the above-captioned Registration Statement on Form 1-A at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Registrant hereby acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in qualify the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such qualification by telephone call to Peter Schuh at (760) 579-9885.

Sincerely,

Sprinter Football Club, Inc.

/s/ Peter Allen Schuh

By: Peter Allen Schuh. Chairman and CEO